Exhibit 99.1

Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in September 2015

FCA US LLC Reports September 2015 U.S. Sales Increased 14 Percent; Best September Sales Since 2000

•	66th consecutive month of year-over-year sales gains

•	Jeep® brand sales increase 40 percent

•	Dodge Journey sales up 45 percent; best monthly sales ever

•	Jeep Cherokee sales increase 38 percent; best monthly sales ever

•	Chrysler 200, Dodge Challenger, Jeep Compass, Jeep Wrangler, Ram ProMaster post best September ever

•	Seven FCA US vehicles post sales records in September

October 1, 2015 , Auburn Hills, Mich. - FCA US LLC today reported U.S. sales of 193,019 units last month, a 14 percent increase compared with sales in September 2014 (169,890 units), and the company’s best September sales since 2000.

The Dodge, Jeep®, Ram Truck and FIAT brands each posted year-over-year sales gains in September. The Jeep brand’s 40 percent increase was the largest sales gain of any FCA US brand during the month. The company extended its streak of year-over-year sales gains to 66-consecutive months.

“On the back of a strong sales industry we were able to achieve our best September sales in 15 years and our 66th-consecutive month of year-over-year sales growth,” said Reid Bigland, Head of U.S. Sales. “Last month’s sales strength was broad based with five FCA vehicles setting September sales records and two others posting their best monthly sales ever.”

Of the seven FCA US vehicles setting records in September, the Dodge Journey and Jeep Cherokee each logged an all-time sales record last month. Sales of the Journey and Cherokee were up 45 and 38 percent respectively. In addition, the Chrysler 200, Dodge Challenger, Jeep Compass, Jeep Wrangler and Ram ProMaster each recorded their best September sales ever.

FCA US finished September with a 76-day supply of inventory (590,503 units). U.S. industry sales figures for September are internally projected at an estimated 18.4 million units Seasonally Adjusted Annual Rate (SAAR).

Jeep® Brand
Jeep brand sales increased 40 percent, the brand’s third best sales month ever and its 24th-consecutive month of year-over-year sales gains. The brand’s September sales were its best since August of this year. The Jeep brand continues to roll, having set a sales record in every month dating back to November 2013. Three Jeep brand vehicles set records last month. The Compass’ 54 percent increase was the largest year-over-year percentage gain of any Jeep brand model for the month. In addition, September was the Cherokee’s best monthly sales ever as sales increased 38 percent and Wrangler posted its best September sales ever with a 26 percent increase.

Ram Truck Brand
Ram Truck brand sales, which include the Ram pickup truck lineup, Ram ProMaster, Ram ProMaster City and Ram Cargo Van, were up 4 percent in September, the brand’s best September sales since 1996. ProMaster sales were up 76 percent.

FIAT Brand
Sales of the all-new 2016 Fiat 500X increased 10 percent in September compared with the previous month of August, marking the model’s third-consecutive month of sales increase since launch. FIAT dealers sold 1,133 units of the new crossover last month as greater numbers reached FIAT studios across the country. FIAT brand sales, which include the Fiat 500, Fiat 500L and 500X, were up 1 percent in September compared with the same month a year ago.

Dodge Brand
Both the Challenger and Journey posted their best September sales ever. Challenger sales were up 26 percent as the muscle car logged its eighth sales record this year. Journey sales increased 45 percent, the mid-size crossover’s sixth sales record this year and the model’s best month ever. Dodge brand sales were up 3 percent in September, compared with the same month a year ago.

Chrysler Brand
Sales of the Chrysler 200 were up 3 percent in September, the mid-size sedan’s best September sales ever. Chrysler 300 sales were up 41 percent last month as the brand’s big, bold American sedan posted its best September sales since 2007. Sales of the Chrysler brand, which includes the 200, Chrysler 300 full-size sedan, and the Chrysler Town & Country minivan, were down 5 percent compared with the same month a year ago. The Chrysler brand is celebrating its 90th year by producing limited-edition 90th Anniversary editions that offer more standard equipment and value for customers. The anniversary packages are being offered on the volume models, adding value for the customer who will most appreciate it.

FCA US LLC Sales Summary September 2015
	Month Sales			CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Compass	7,179	4,666	54%	46,886	47,918	-2%
Patriot	8,533	9,117	-6%	88,719	69,958	27%
Wrangler	17,583	13,955	26%	157,513	134,068	17%
Cherokee	20,224	14,639	38%	161,112	128,133	26%
Grand Cherokee	15,758	12,854	23%	141,849	136,310	4%
Renegade	7,924	0	New	36,831	0	New
JEEP BRAND	77,201	55,231	40%	632,910	516,387	23%
200	11,364	10,995	3%	147,073	75,142	96%
300	6,723	4,757	41%	39,757	39,584	0%
Town & Country	9,163	13,029	-30%	61,970	108,340	-43%
CHRYSLER BRAND	27,250	28,781	-5%	248,800	223,066	12%
Dart	7,244	6,923	5%	68,319	60,763	12%
Avenger	32	1,677	-98%	1,156	49,363	-98%
Charger	7,384	8,624	-14%	70,700	72,141	-2%
Challenger	4,552	3,619	26%	51,949	38,376	35%
Viper	49	108	-55%	503	546	-8%
Journey	10,457	7,230	45%	79,395	70,686	12%
Caravan	10,568	11,275	-6%	64,219	104,071	-38%
Durango	4,884	4,564	7%	46,106	48,011	-4%
DODGE BRAND	45,170	44,020	3%	382,347	443,957	-14%
Ram P/U	36,598	36,612	0%	330,643	319,868	3%
Cargo Van	4	478	-99%	3,170	7,290	-57%
ProMaster Van	2,483	1,408	76%	19,257	9,990	93%
ProMaster City	861	0	New	5,418	0	New
RAM BRAND	39,946	38,498	4%	358,488	337,148	6%
Alfa 4C	54	0	New	497	0	New
ALFA BRAND	54	0	New	497	0	New
500	1,926	2,737	-30%	21,329	26,616	-20%
500L	339	623	-46%	7,034	8,885	-21%
500X	1,133	0	New	3,132	0	New
FIAT BRAND	3,398	3,360	1%	31,819	35,501	-10%
TOTAL FCA US LLC	193,019	169,890	14%	1,654,861	1,556,059	6%

TOTAL CAR	39,328	39,440	0%	401,615	362,531	11%
TOTAL TRUCK	153,691	130,450	18%	1,253,254	1,193,528	5%

For additional information:
Berj M. Alexanian
Tel.: +1-248-512-0364
Cell.: +1-248-766-9116
berj.alexanian@fcagroup.com
www.fcagroup.com